UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement.
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)).**
☑ Definitive Proxy Statement.
☐ Definitive Additional Materials.
☐ Soliciting Material Pursuant to §240.14a-12.

Yongye International, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:
Common stock, par value US$0.001 per share, of Yongye International, Inc. ("Company common stock")

(2) Aggregate number of securities to which transaction applies:
38,314,469 shares of Company common stock outstanding as of September 23, 2013.

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11(b)(1) (set forth the amount on which the filing fee is calculated and state how it was determined):
The maximum aggregate value of the transaction was calculated based upon the 38,314,469 shares of Company common stock issued and outstanding as of September 23, 2013 (being the remainder of the 50,685,216 shares of Company common stock outstanding as of September 23, 2013 minus the 12,370,747 shares of Company common stock beneficially owned by the rollover holders) multiplied by US$6.69 per share merger consideration.

(4) Proposed maximum aggregate value of transaction: US$256,323,797.61

(5) Total fee paid: US$33,014.51

☑ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

The special committee did not consider the liquidation value of the Company's assets because the special committee considers the Company to be a viable going concern business that will continue to operate regardless of whether the merger is consummated, where value is derived from cash flows generated from its continuing operations. In addition, the special committee believes that the value of the Company's assets that might be realized in a liquidation would be significantly less than its going concern value. The special committee believes the analyses and additional factors it reviewed provided an indication of our going concern value. The special committee also considered the historical market prices of our common stock as described under the caption "*Common Stock Transaction Information — Market Information*" beginning on page 113. The special committee did not consider the Company's net book value, which is defined as total assets minus total liabilities, attributable to the stockholders of the Company, as a factor. The special committee believes that net book value is not a material indicator of the value of the Company as a going concern, especially considering the Company's high level of seasonal volatility in regard to its income and unstable cash flow. The Company's net book value per share was US$11.57 based on the weighted average number of outstanding shares of Company common stock on an as-converted basis as of September 30, 2013. Net book value does not take into account the future prospects of the Company, market conditions, trends in the industry in which the Company conducts its business or the business risks inherent in competing with other companies in the same industry.

Position of the Board of Directors as to Fairness of the Merger and Recommendation of the Board of Directors

On September 23, 2013, the Company's board of directors (with Mr. Zishen Wu and Mr. Homer Sun abstaining in accordance with the Nevada Revised Statutes), acting upon the unanimous recommendation of the special committee, (i) unanimously determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is advisable and fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated stockholders and (ii) approved and declared advisable the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated therein, including the merger.

In reaching these determinations, our board of directors considered and adopted:

- the special committee's analyses, conclusions and unanimous determination that the merger, on the terms and subject to the conditions set forth in the merger agreement, is advisable and fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated stockholders; and

- the special committee's unanimous recommendation that our board of directors adopt and declare the advisability of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and that our stockholders approve the merger agreement at the special meeting.

In making these determinations, the Company's board of directors also considered a number of other factors, including the following material factors (which are not listed in any relative order of importance):

- the consideration and negotiation of the merger agreement was conducted entirely under the control and supervision of the special committee, which consists of three independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the special committee's authority with respect to the proposed merger;

- following its formation, the special committee's independent control of the sale process with the advice and assistance of Houlihan Lokey and Cleary as its financial advisor and legal advisor, respectively, reporting solely to the special committee;

- the process undertaken by the special committee and its advisors in connection with evaluating the merger, as described above in the section "*Special Factors — Background of the Merger*" beginning on page 25;

- the oral opinion of Houlihan Lokey rendered to the special committee on September 23, 2013 (which was confirmed by delivery of Houlihan Lokey's written opinion dated the same date) as to

SELECTED FINANCIAL INFORMATION

Selected Financial Information

The following table sets forth selected financial data as of and for the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 and 2012. We derived the selected financial data from our financial statements for those periods. The following selected financial data should be read in conjunction with our consolidated financial statements and related notes and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the documents incorporated by reference herein.

| | Nine Months Ended September 30, | | Year Ended | |
	2013	2012	December 31, 2012	December 31, 2011
Income Statement Data:				
Sales	US$569,845,463	US$371,726,400	US$442,986,604	US$390,379,489
Cost of sales	217,659,311	147,712,243	180,614,350	162,078,410
Selling expenses	122,791,825	89,766,666	104,036,345	73,886,542
General and administrative expenses	13,090,952	11,261,073	14,123,521	35,694,045
Earnings before income tax expense	195,948,830	95,159,603	121,837,136	108,199,751
Income tax expense	31,148,754	17,096,901	22,803,881	18,407,554
Net income	164,800,076	78,062,702	99,033,255	89,792,197
Earnings per share:				
Basic	US$ 2.70	US$ 1.31	US$ 1.62	US$ 1.57
Diluted	US$ 2.70	US$ 1.31	US$ 1.62	US$ 1.55
Weighted average shares:				
Basic	50,680,160	49,370,711	49,645,273	49,055,252
Diluted	50,680,160	49,370,711	49,645,273	49,161,073
Balance Sheet Data (at period end):				
Current assets	724,256,474	452,483,058	493,987,868	331,228,772
Non-current assets	123,072,692	134,729,769	129,859,322	127,536,106
Total assets	US$847,329,166	US$587,212,827	US$623,847,190	US$458,764,878
Current liabilities	157,231,212	97,862,614	110,683,792	60,856,571
Non-current liabilities	23,153,626	24,558,936	25,691,673	16,620,325
Total liabilities	180,384,838	122,421,550	136,375,465	77,476,896
Redeemable Series A convertible preferred shares	54,713,640	51,208,657	51,208,657	49,399,990
Total equity attributable to Yongye International, Inc.	582,255,347	394,449,139	415,472,496	316,587,975
Total equity	612,230,688	413,582,620	436,263,068	331,887,992

going to the Investor Relations page of our corporate website at *www.yongyeintl.com*. Our website address is provided as an inactive textual reference only. The information provided on our website, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement, and therefore is not incorporated herein by reference.

Statements contained in this proxy statement, or in any document incorporated by reference in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows us to "incorporate by reference" into this proxy statement documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement, and, with respect to this proxy statement but not with respect to the Schedule 13E-3, later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below and, with respect to this proxy statement but not with respect to the Schedule 13E-3, any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement, and prior to the date of the special meeting:

- Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (filed with the SEC on April 1, 2013);

- Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012 (filed with the SEC on April 30, 2013);

- Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (filed with the SEC on May 10, 2013);

- Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 (filed with the SEC on August 9, 2013);

- Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (filed with the SEC on November 12, 2013);

- Proxy statement filed on November 1, 2013; and

- Current Report on Form 8-K (filed with the SEC on September 23, 2013).

We will amend the Schedule 13E-3 to incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the date of the special meeting to the extent required to fulfill our obligations under the Exchange Act. Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this proxy statement.

Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of proxy statements and any of the documents incorporated by reference in this document or other information concerning us, without charge, by written or telephonic request directed to Yongye International, Inc., 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, PRC, Attn: Lili Wang or +86-10-8231-9608 or from the SEC through the SEC website at the address provided above. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.